April 19, 2006

BY EDGAR

Mr. Matthew Komar
Division of Corporation Finance
United States Securities and
          Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

              Re:    First Commonwealth Financial Corporation
                        Item 4.01 Form 8-K
                        File No. 000-11242

Dear Mr. Komar:

              This letter responds to the comments raised in your letter of March 28, 2006.  On
March 29, 2006, we filed Form 8-K/A Current Report reflecting clarification to your comment.
The text of your comment is set forth below followed by our response that is incorporated in our amended filing:

1.           Please amend you Form 8-K to state if you consulted with your newly engaged auditor during the two most recent years, and any subsequent interim period prior to engaging your new auditor.  Refer to Item 3.04(a)(2) of Regulation S-K.

Response

          We have not consulted with KPMG LLP, our newly engaged auditors, concerning any matters described in paragraph (a)(2)(i) or (ii) of Item 3.04 of Regulation S-K during the two most recent fiscal years or subsequent interim period prior to engaging KPMG LLP.

          Please contact the undersigned at (724) 464-1106 if you have additional questions or comments concerning the above-referenced filings.

Sincerely,

/S/ John J. Dolan

John J. Dolan
Executive Vice President and
Chief Financial Officer